EXHIBIT 12.1

PETROBRAS

STATEMENT AS TO COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	In Millions of U.S. Dollars						Three Months Ended March 31, 2005
	Year Ended December 31,
	1999	2000	2001	2002	2003	2004
Income (loss) before income taxes and minority interest	946	7,803	4,792	3,232	8,774	8,935	3,237
Add fixed charges as adjusted (from below)	975	1,688	1,350	1,104	3,128	3,123	1,094

Earnings	1,921	9,491	6,142	4,336	11,902	12,058	4,331

Fixed Charges:
Interest Expense:
Interest on Indebtedness	925	1,128	851	763	1,335	1,415	409
Dividends declared	278	768	578	456	1,955	1,946	792
Interest portion of rental expense	22	15	36	13	14	18	2
Amortization of debt costs			8	11	9	11	3
Fixed charges before adjustments	1,225	1,911	1,473	1,243	3,312	3,390	1,206

Less capitalized interest	(250)	(223)	(123)	(139)	(184)	(267)	(112)

Fixed charges as adjusted	975	1,688	1,350	1,104	3,128	3,123	1,094

Ratio (earnings divided by fixed charges before adjustments)	1.57	4.97	4.17	3.49	3.59	3.56	3.59